UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

ReTo Eco-Solutions, Inc. (the “Company”) is filing this Form 6-K as a condition to seeking relief provided by the Securities and Exchange Commission (the “SEC”) Order under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act, as set forth in SEC Release No. 34-88318 (the “Order”). By filing this Current Report on Form 6-K, the Company is relying on the Order to receive an additional 45 days to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “20-F”) due to the circumstances related to COVID-19.

The Company conducts its business operations throughout China, with its headquarters located in Beijing. In accordance with the epidemic control measures imposed by the local governments related to COVID-19 since February 2020, the Company’s facilities remained closed or had limited business operations after the Chinese New Year holiday (January 24-February 2, 2020). Further, COVID-19 has caused severe disruptions and restrictions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors. In particular, the Company’s headquarters in Beijing, where the management of the Company is located, did not resume normal operations until March 16, 2020. Further, the Company’s independent auditor was unable to complete their audit procedures in a timely manner due to limited access to the Company’s staff and financial data. In addition, to safeguard its employees, the Company’s independent auditor implemented policies that limit its staff from travelling to China and within certain regions in China. As a result of these ongoing travel restrictions and quarantines, the ability of the Company’s independent auditor to access the Company’s staff and necessary information in China have been limited. This has, in turn, delayed the Company’s ability to complete its audit and prepare the 20-F. Notwithstanding the foregoing, the Company expects to file the 20-F no later than June 14, 2020 (which is 45 days from the 20-F’s original filing deadline of April 30, 2020).

The Company acted in accordance with local government policies, and issued stringent rules on employee health and virus protection to ensure the health of its employees, while trying to sustain productivity during the pandemic. Further, the Company believes it has taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak related to the annual audit and filing of the 20-F. To the best of the Company’s knowledge, despite the challenge of the slow recovery to normal operations under various restrictions, the Company believes that it will be able to complete the annual audit and file the 20-F within the additional 45 days granted by the Order on or before June 14, 2020.

The Company supplements the following risk factor due to the uncertainty of the COVID-19 outbreak:

We are susceptible to general economic conditions, natural catastrophic events and public health crises, and a potential downturn in the construction materials market could adversely affect our operating results in the near future.

Our business is subject to the impact of natural catastrophic events, such as earthquakes, or floods, public health crisis, such as disease outbreaks, epidemics, or pandemics in China, and all these could result in a decrease or sharp downturn of economies, including our markets and business locations in the current and future periods. The outbreak of the coronavirus (COVID-19) in China resulted in increased travel restrictions, and shutdown of businesses, which may cause slower recovery of the China economy. We may experience impact from quarantines, market downturns and changes in customer behavior related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 could cause delays or the inability to deliver our products and services on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the coronavirus impacts our results will depend on future developments and reactions in China, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus. It is likely to result in a potential material adverse impact on our business, results of operations and financial condition in the short run if the situation gets worse in China. Wider-spread COVID-19 in China and globally could prolong the deterioration in economic conditions and could cause decreases in or delays in spending and reduce and/or negatively impact our short-term ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: April 27, 2020

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